EXHIBIT 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND FOR THE YEAR ENDED DECEMBER 31, 2025

Acquisition of Companhia de Participações em Concessões (CPC Aeroportos)

(Thousands of Mexican pesos, unless otherwise indicated, except share and per share amounts)

INTRODUCTION

On November 18, 2025, Aeropuerto de Cancún, S.A. de C.V. (the "Issuer"), a wholly owned subsidiary of Grupo Aeroportuario del Sureste, S.A.B. de C.V. ("ASUR" or the "Company"), entered into a share purchase agreement with Motiva Infraestrutura de Mobilidade S.A. (B3: MOTV3) ("Motiva" or the "Seller") to acquire 100% of the shares of Companhia de Participações em Concessões ("CPC Aeroportos"). The acquisition was completed on September 1, 2026 (the "Closing Date") following satisfaction of the conditions precedent, including the required Brazilian airport-sector and antitrust approvals (the "Acquisition").

At the Closing Date, the purchase price for CPC Aeroportos was R$5.1 billion (approximately U.S.$992.2 million), following customary closing adjustments, compared with R$5.0 billion (U.S.$936 million) agreed at signing. The consideration was denominated and settled in Brazilian reais. For purposes of this unaudited pro forma condensed combined financial information, the closing consideration has been translated into Mexican pesos as described in Note 3(ii).

On August 14, 2026, the Issuer, as borrower, and ASUR, as guarantor, entered into a U.S.$1,299 million bridge facility (the "CPC Bridge Facility"). At the closing of the Acquisition, the Issuer drew U.S.$1,230 million under the CPC Bridge Facility to fund the purchase price and related costs. For purposes of this unaudited pro forma condensed combined financial information, the financing adjustments reflect the U.S.$1,230 million actually drawn, presented net of directly attributable issuance costs, with no portion of the purchase price funded with cash on hand. The Interest Period tenor elected and the corresponding Term SOFR fixing are those set out in the executed borrowing and rate-setting documentation.

CPC Aeroportos holds interests in 20 airport concessions in Brazil, Ecuador, Costa Rica and Curaçao. The portfolio includes the Confins and Pampulha airports in Belo Horizonte, the South Block and Central Block airports in Brazil, and the international airports of Quito, San José and Curaçao, and serves more than 45 million passengers per year. Seventeen of the 20 concessions have more than 15 years of remaining concession term. The Acquisition adds four new markets in Latin America and the Caribbean to ASUR's existing operations in Mexico, the United States, Puerto Rico and Colombia.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, to illustrate the effects of the acquisition on ASUR's historical consolidated financial statements. The unaudited pro forma condensed combined statement of financial position as of June 30, 2026 gives effect to the acquisition as if it had occurred on June 30, 2026, and the unaudited pro forma condensed combined statements of income for the year ended December 31, 2025 and for the six months ended June 30, 2026 give effect to the acquisition as if it had occurred on January 1, 2025, the first day of the most recently completed fiscal year presented. All amounts are presented in thousands of Mexican pesos unless otherwise indicated.

The acquisition is accounted for as a business combination under the acquisition method in accordance with International Financial Reporting Standard ("IFRS Accounting Standards”) 3, Business Combinations, as issued by the International Accounting Standards Board ("IASB"). ASUR was identified as the accounting acquirer. ASUR prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB.

This unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of ASUR's actual financial position or results of operations had the acquisition occurred on the dates indicated. It is also not a projection of future results. These statements do not reflect any anticipated synergies, operating efficiencies, cost savings or integration costs that may result from the acquisition.

The pro forma information previously furnished in connection with the proposed acquisition was prepared before the Acquisition had closed and reflected the information available at that time. This exhibit applies the acquisition method under IFRS 3 to the completed Acquisition and incorporates the CPC Aeroportos historical information for the year ended December 31, 2025 and for the six months ended June 30, 2026, together with the preliminary purchase price allocation and the financing adjustments described in Notes 4 and 5.

The pro forma information should be read in conjunction with:

●	ASUR's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, including the audited consolidated financial statements included in Item 18, and ASUR's unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2026, included as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026;

●	the audited consolidated financial statements of CPC Aeroportos as of and for the year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), included as Exhibit 99.2 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026, the unaudited consolidated interim financial information of CPC Aeroportos as of June 30, 2026 and for the six-month period ended June 30, 2026, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), including the requirements of IAS 34, included as Exhibit 99.3 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026, and ASUR's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 1, 2026 announcing the closing of the Acquisition; and

●	the accompanying notes to the unaudited pro forma condensed combined financial statements.

The pro forma adjustments presented below are preliminary and remain subject to change. The pro forma financial information is presented as of June 30, 2026 and for the year ended December 31, 2025 and for the six months ended June 30, 2026. The purchase price allocation has not been completed, and the pro forma financing adjustments reflect the Interest Period tenor elected and the corresponding Term SOFR fixing under the CPC Bridge Facility. See Note 7.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026

(Thousands of Mexican pesos)

		CPC Aeroportos	Transaction Accounting
	ASUR	As reclassified	Adjustments
	Historical	(Note 8)	Acquisition (A)	Financing (B)	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents 4(A1), 4(B1)	11,641,384	2,501,520	(17,333,039)	21,290,338	18,100,203
Restricted cash and cash equivalents	1,936,820	247,556	—	—	2,184,376
Financial investments	—	542,602	—	—	542,602
Accounts receivable – Net	2,642,261	891,864	—	—	3,534,125
Receivable from third parties	100,696	215,349	—	—	316,045
Recoverable income taxes	1,242,566	—	—	—	1,242,566
Creditable value added tax	166,536	—	—	—	166,536
Inventory	70,414	78,052	—	—	148,466
Other assets	684,850	612,561	—	—	1,297,411
Total current assets	18,485,527	5,089,504	(17,333,039)	21,290,338	27,532,330
Non-current assets:
Investments in securities	—	383,869	—	—	383,869
Other non-current assets	—	330,556	—	—	330,556
Land, furniture and equipment – Net	310,124	168,281	—	—	478,405
Investment properties – Net	12,187,235	—	—	—	12,187,235
Intangible assets, airport concessions and goodwill – Net 4(A2), 4(A5)	58,716,005	31,620,094	7,489,400	—	97,825,499
Deferred income tax asset	—	3,018,409	—	—	3,018,409
Investment accounted for using the equity method	281,659	1,425,551	—	—	1,707,210
Total assets	89,980,550	42,036,264	(9,843,639)	21,290,338	143,463,513
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank loans 4(B1), 4(B2)	15,867,018	178,028	—	—	16,045,046
Short term debt	404,718	255,329	—	—	660,047
Lease liabilities	1,269,421	3,030	—	—	1,272,451
Income tax payable	250,389	18,659	—	—	269,048
Obligations with the concession grantors	—	490,192	—	—	490,192
Accounts payable and accrued expenses 4(A6), 5(A2)	3,543,394	1,608,877	—	—	5,152,271
Total current liabilities	21,334,940	2,554,115	—	—	23,889,055
Non-current liabilities:
Bank loans	2,423,441	4,565,221	—	21,290,338	28,279,000
Long-term debt	8,084,526	15,920,148	—	—	24,004,674
Lease liabilities	6,404,691	212	—	—	6,404,903
Deferred income tax	3,192,425	169,889	—	—	3,362,314
Employee benefits obligations	84,179	61,237	—	—	145,416
Obligations with the concession grantors — long term	—	9,144,806	—	—	9,144,806
Accounts payable and accrued expenses — long term	—	256,535	—	—	256,535
Total liabilities	41,524,202	32,672,163	—	21,290,338	95,486,703
Stockholders' equity:
Capital stock 4(A3)	7,767,276	16,864,204	(16,864,204)	—	7,767,276
Capital reserves 4(A3)	2,542,227	403,443	(403,443)	—	2,542,227
Other comprehensive loss 4(A3), 4(A7)	(951,421)	(7,537,329)	7,537,329	—	(951,421)
Retained earnings 4(A3), 4(A6)	32,096,681	113,321	(113,321)	—	32,096,681
Controlling interest	41,454,763	9,843,639	(9,843,639)	—	41,454,763
Non-controlling interest 4(A4)	7,001,585	(479,538)	—	—	6,522,047
Total stockholders' equity	48,456,348	9,364,101	(9,843,639)	—	47,976,810
Total liabilities and stockholders' equity	89,980,550	42,036,264	(9,843,639)	21,290,338	143,463,513

See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

(Thousands of Mexican pesos)

		CPC Aeroportos	Transaction Accounting
	ASUR	As reclassified	Adjustments
	Historical	(Note 8)	Acquisition (A)	Financing (B)	Pro Forma
Revenue:
Aeronautical services	19,387,860	7,678,930	—	—	27,066,790
Non-aeronautical services	10,499,263	437,757	—	—	10,937,020
Construction services	7,350,308	1,521,304	—	—	8,871,612
Total revenue	37,237,431	9,637,991	—	—	46,875,422
Operating costs and expenses:
Cost of aeronautical and non-aeronautical services 5(A1)	12,547,191	4,067,789	—	—	16,614,980
Cost of construction services	7,350,308	1,521,304	—	—	8,871,612
Administrative expenses 5(A2)	346,047	859,504	—	—	1,205,551
Total operating costs and expenses	20,243,546	6,448,597	—	—	26,692,143
Operating profit	16,993,885	3,189,394	—	—	20,183,279

Interest income	1,440,338	394,219	—	—	1,834,557
Interest expense 5(B1)	(1,535,163)	(3,425,141)	—	(1,492,639)	(6,452,943)
Exchange income on foreign currency 5(B1)	965,070	9,413	—	3,145,725	4,120,208
Exchange loss on foreign currency	(2,899,855)	(6,488)	—	—	(2,906,343)
Comprehensive financing result	(2,029,610)	(3,027,997)	—	1,653,086	(3,404,521)
Share of results of investments accounted for using the equity method	(5,333)	588,424	—	—	583,091
Net income before income taxes	14,958,942	749,821	—	1,653,086	17,361,849
Income tax 5(B2)	4,034,245	118,502	—	495,926	4,648,673
Net income for the year	10,924,697	631,319	—	1,157,160	12,713,176
Net income attributable to:
Controlling interest	10,488,903	716,123	—	1,157,160	12,362,186
Non-controlling interest 5(A3)	435,794	(84,804)	—	—	350,990
Total	10,924,697	631,319	—	1,157,160	12,713,176
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations (net of taxes)	(13,766)	(3,900)	—	—	(17,666)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries	(1,775,991)	(929,846)	—	—	(2,705,837)
Cash flow hedge result — net of tax	—	(12,111)	—	—	(12,111)
Total comprehensive income for the year	9,134,940	(314,538)	—	1,157,160	9,977,562
Earnings per share (Note 6):
Weighted average number of shares outstanding	300,000,000				300,000,000
Basic and diluted earnings per share expressed in Mexican pesos	34.963				41.207

See the accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2026

(Thousands of Mexican pesos, except share and per share amounts)

		CPC Aeroportos	Transaction Accounting
	ASUR	As reclassified	Adjustments
	Historical	(Note 8)	Acquisition (A)	Financing (B)	Pro Forma
Revenue:
Aeronautical services	9,667,632	4,002,171	—	—	13,669,803
Non-aeronautical services	6,031,129	225,560	—	—	6,256,689
Construction services	2,679,166	794,391	—	—	3,473,557
Total revenue	18,377,927	5,022,122	—	—	23,400,049
Operating costs and expenses:
Cost of aeronautical and non-aeronautical services 5(A1)	6,905,411	2,280,281	—	—	9,185,692
Cost of construction services	2,679,166	794,391	—	—	3,473,557
Administrative expenses 5(A2)	215,396	369,761	—	—	585,157
Total operating costs and expenses	9,799,973	3,444,433	—	—	13,244,406
Operating profit	8,577,954	1,577,689	—	—	10,155,643

Interest income	587,956	197,955	—	—	785,911
Interest expense 5(B1)	(1,532,309)	(2,017,050)	—	(756,920)	(4,306,279)
Exchange income on foreign currency 5(B1)	643,480	2,109	—	1,119,423	1,765,012
Exchange loss on foreign currency	(863,865)	—	—	—	(863,865)
Fair value (loss)	87,878	—	—	—	87,878
Comprehensive financing result	(1,076,860)	(1,816,986)	—	362,503	(2,531,343)
Share of results of investments accounted for using the equity method	(1,233)	256,185	—	—	254,952
Net income before income taxes	7,499,861	16,888	—	362,503	7,879,252
Income tax 5(B2)	2,188,891	(24,855)	—	108,751	2,272,787
Net income for the period	5,310,970	41,743	—	253,752	5,606,465
Net income attributable to:
Controlling interest	5,109,610	113,321	—	253,752	5,476,683
Non-controlling interest 5(A3)	201,360	(71,578)	—	—	129,782
Total	5,310,970	41,743	—	253,752	5,606,465
Other comprehensive income:
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries	(260,988)	20,639	—	—	(240,349)
Cash flow hedge result — net of tax	—	41,723	—	—	41,723
Total comprehensive income for the period	5,049,982	104,105	—	253,752	5,407,839
Earnings per share (Note 6):
Weighted average number of shares outstanding	300,000,000				300,000,000
Basic and diluted earnings per share expressed in Mexican pesos	17.032				18.256

See the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Thousands of Mexican pesos unless otherwise indicated)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X using the acquisition method of accounting under IFRS 3 to illustrate the effects of the Acquisition by the Issuer of 100% of the shares of CPC Aeroportos.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2026 gives effect to the Acquisition as if it had occurred on that date. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2025 and for the six months ended June 30, 2026 each give effect to the Acquisition as if it had occurred on January 1, 2025, the first day of the most recently completed fiscal year presented. The Acquisition closed on September 1, 2026; accordingly, the historical information underlying this presentation predates the Closing Date, and the pro forma information does not purport to reflect events occurring between the relevant historical reporting date and the Closing Date, except for the transaction accounting adjustments described herein.

The historical financial information has been derived from the sources described below:

•	ASUR historical. Audited consolidated financial statements as of and for the year ended December 31, 2025, included in Item 18 of ASUR's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, prepared in accordance with IFRS Accounting Standards as issued by the IASB; and unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2026, prepared in accordance with IAS 34, Interim Financial Reporting, and furnished to the SEC on Form 6-K on July 23, 2026.

•	CPC Aeroportos historical. The historical financial information for CPC Aeroportos has been derived from (i) the CPC audited consolidated financial statements for the year ended December 31, 2025, included as Exhibit 99.2 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026, and (ii) CPC Aeroportos’ unaudited consolidated interim financial information as of and for the six months ended June 30, 2026, which was subject to a review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity,” in each case presented in Mexican pesos, included as Exhibit 99.3 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026.

The unaudited pro forma condensed combined financial information includes certain reclassifications of the historical financial information of CPC Aeroportos presented in the "CPC Aeroportos As reclassified (Note 8)" column, which have been made for the sole purpose of conforming that presentation to the financial statement captions used by ASUR in its consolidated financial statements. Those reclassifications are described in Note 8, which identifies the historical CPC Aeroportos financial statement captions affected, the corresponding amounts reclassified and the purpose of each material reclassification made to conform CPC Aeroportos’ historical presentation to ASUR’s financial statement presentation. They are not transaction accounting adjustments.

The pro forma condensed combined financial information included is for illustrative purposes only and does not represent the actual combined consolidated operating results that would have been achieved had the transaction been completed on the assumed dates, nor is it intended to project ASUR's future combined consolidated operating results or financial position.

Pro forma adjustments

The unaudited pro forma condensed combined financial information includes transaction accounting adjustments that are necessary to depict the accounting for the Acquisition and the related financing in accordance with IFRS Accounting Standards. Following the 2020 amendments to Article 11, transaction accounting adjustments are not required to have a continuing impact on the combined results. The adjustments are presented in two columns: column (A), acquisition and purchase price allocation, and column (B), financing. These adjustments primarily reflect the preliminary application of the acquisition method, including the recognition and measurement of the identifiable assets acquired and liabilities assumed based on management's preliminary estimates.

The preliminary goodwill reflected herein has been determined based on the consideration transferred, the historical carrying amounts of the identifiable net assets acquired and the non-controlling interests, as the fair value measurements required by IFRS 3 have not yet been completed. The preliminary goodwill is subject to change as additional information becomes available, including upon completion of the valuation analyses and the determination of the fair values of the identifiable assets acquired, liabilities assumed and non-controlling interests. IFRS 3 permits a measurement period of up to twelve months from the acquisition date to adjust provisional amounts. Differences between the preliminary estimates and the final purchase accounting may be material.

No management's adjustments reflecting synergies or other expected benefits of the transaction have been presented.

NOTE 2 - ACCOUNTING POLICIES

Both ASUR and CPC Aeroportos prepare their financial information in accordance with IFRS Accounting Standards. Management has performed an initial review of the accounting policies of the Business to identify potential differences from those of ASUR. Based on that initial review, management did not identify differences that would have a material impact on the unaudited pro forma condensed combined financial information, and accordingly no pro forma adjustments related to accounting policy differences have been reflected. That review will be completed as part of the integration of the Business, and any policy alignment identified may result in adjustments to the amounts presented. Certain captions specific to the Business — principally obligations with the concession grantors — do not exist in ASUR's historical statement of financial position and are presented under their own caption in the unaudited pro forma condensed combined statement of financial position, as shown in Note 8(a).

NOTE 3 - PRELIMINARY PURCHASE CONSIDERATION AND GOODWILL CALCULATION

Total preliminary consideration

	June 30, 2026
Purchase price paid at closing (millions of Brazilian reais)	R$	5,100	Note 3(i)
Purchase price paid at closing (millions of U.S. dollars)	U.S.$	992.2	Note 3(i)
USD/MXN exchange rate applied at the acquisition date		17.4693	Note 3(ii)
Total consideration transferred in cash		17,333,039

i.	Purchase price paid at closing was R$5,100 million (U.S.$992.2 million), following customary closing adjustments, as announced on September 1, 2026. The price agreed at signing on November 18, 2025 was R$5,000 million (U.S.$936 million).

ii.	The consideration was denominated and settled in Brazilian reais. For purposes of this unaudited pro forma condensed combined financial information, the U.S. dollar equivalent of U.S.$992.2 million disclosed in the material event has been translated into Mexican pesos at the USD/MXN closing rate at the balance sheet date presented, resulting in consideration of Ps.17,333,039 as of June 30, 2026 (USD/MXN 17.4693). The resulting implied BRL/U.S.$ rate of the transaction is 5.1401.

iii.	The Issuer acquired 100% of the shares of CPC Aeroportos, which was all of the interest held by Motiva. Motiva itself never held 100% of certain underlying concession entities — such as Corporación Quiport S.A. (46.5% interest), the concessionaire of the Quito airport — with the remainder held by third parties. That third-party interest was not part of this transaction and continues to be held by the same third parties. Consistent with the Company's election to measure non-controlling interests at their proportionate share of the acquiree's identifiable net assets under IFRS 3.19, this interest is presented on a provisional basis at the carrying amount already recognized in CPC Aeroportos' historical financial information — a deficit of Ps.479,538 as of June 30, 2026 — pending completion of the underlying fair value measurement, which may result in a material change. See Note 4(A4).

iv.	ASUR held no previously owned equity interest in CPC Aeroportos.

v.	The amounts currently presented for the acquired assets are provisional and are based on their historical carrying amounts, as no preliminary fair value adjustments have been recognized. Accordingly, the preliminary purchase price allocation currently reflects the consideration transferred compared with the historical carrying amounts of the identifiable assets acquired and liabilities assumed, with the resulting excess presented as preliminary goodwill. The fair value measurement required by IFRS 3 for the airport concession intangible assets has not yet been completed and may result in a material adjustment to the preliminary purchase price allocation, together with the related deferred tax effects. ASUR currently expects this work to be substantially completed within the measurement period permitted under IFRS 3, which cannot exceed one year from the acquisition date.

vi.	Bank loans and concession grantor obligations are identified as the principal liabilities to be measured at fair value at the acquisition date. No fair value adjustment has been recognized on a preliminary basis. The fair value of receivables is expected to approximate their contractual amount, and no recoverability concerns have been identified.

vii.	Preliminary goodwill of Ps.7,489,400 as of June 30, 2026 represents the excess of the total consideration to be allocated over the identifiable net assets acquired, measured on a provisional basis at their historical carrying amounts. The preliminary goodwill calculation reflects total consideration of Ps.17,333,039 plus the non-controlling interest of Ps.(479,538), which represents a deficit, less identifiable net assets acquired of Ps.9,364,101, resulting in preliminary goodwill of Ps.7,489,400. The amount remains preliminary because the fair value measurements required by IFRS 3 have not yet been incorporated into the allocation and the fair value of the non-controlling interests has not been finalized, and it is not deductible for income tax purposes. Goodwill will be allocated to the relevant cash-generating units and tested for impairment in accordance with the applicable IFRS Accounting Standards. Management believes that the preliminary goodwill recognized in the purchase price allocation is supported by, among other factors, the expected synergies from integrating CPC Aeroportos’ airport concessions with ASUR’s existing portfolio and the strategic expansion into new markets in Latin America and the Caribbean, as described in the Introduction.

Preliminary goodwill calculation

The preliminary goodwill calculation below is based on the historical carrying amounts of the identifiable assets acquired and liabilities assumed and does not yet incorporate the fair value measurements required by IFRS 3. Accordingly, it does not represent a completed purchase price allocation and remains subject to change upon completion of the required valuation analyses.

	June 30, 2026
Assets acquired:
Cash and cash equivalents	2,501,520
Restricted cash and cash equivalents	247,556
Financial investments	542,602
Accounts receivable – Net	891,864
Receivable from third parties	215,349
Inventory	78,052
Other assets	612,561
Investments in securities	383,869
Other non-current assets	330,556
Land, furniture and equipment – Net	168,281
Intangible assets, airport concessions and goodwill – Net	31,620,094	Note 3(v)
Deferred income tax asset	3,018,409
Investment accounted for using the equity method	1,425,551
Total assets acquired	42,036,264
Liabilities assumed:
Bank loans	(178,028)	Note 3(vi)
Short term debt	(255,329)
Lease liabilities	(3,030)
Income tax payable	(18,659)
Obligations with the concession grantors	(490,192)	Note 3(vi)
Accounts payable and accrued expenses	(1,608,877)
Bank loans — long term	(4,565,221)	Note 3(vi)
Long-term debt	(15,920,148)
Lease liabilities — long term	(212)
Employee benefits obligations	(61,237)
Obligations with the concession grantors — long term	(9,144,806)	Note 3(vi)
Deferred income tax	(169,889)
Accounts payable and accrued expenses — long term	(256,535)
Total liabilities assumed	(32,672,163)
Identifiable net assets acquired	9,364,101
Non-controlling interest (deficit)	(479,538)	Note 3(iii)
Total consideration transferred	17,333,039	Note 3(ii)
Preliminary goodwill	7,489,400	Note 3(vii)

NOTE 4 - ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

4 (A1).	Consideration paid. Reflects the closing consideration of R$5,100 million (U.S.$992.2 million), translated to Ps.17,333,039 as of June 30, 2026 using the USD/MXN closing rate described in Note 3(ii). The consideration was denominated and settled in Brazilian reais.

4 (A2).	Goodwill. Reflects preliminary goodwill of Ps.7,489,400 as of June 30, 2026, presented within intangible assets, airport concessions and goodwill – Net. The amount remains preliminary because the fair value measurements of the identifiable assets acquired and liabilities assumed required by IFRS 3 have not yet been incorporated into the allocation and the fair value of the non-controlling interests has not been finalized. See Note 3(vii).

4 (A3).	Elimination of the equity of the acquiree. Reflects the elimination, against the consideration transferred, of the equity attributable to the controlling interests of CPC Aeroportos, amounting to Ps.9,843,639 as of June 30, 2026. The elimination is presented against the individual equity captions of the acquiree — capital stock, capital reserves, other comprehensive loss and retained earnings — and does not extend to the non-controlling interests described in Note 4(A4).

4 (A4).	Non-controlling interests. Aeropuerto de Cancún acquired 100% of the interest held by Motiva in CPC Aeroportos; no new non-controlling interest arises at that level. A pre-existing non-controlling interest remains at the level of certain underlying concession entities not wholly owned by CPC Aeroportos, principally Corporación Quiport S.A. (46.5%), since Motiva never held that portion; it was not acquired and continues to be held by the same third parties. Under the Company's election to measure non-controlling interests at their proportionate share of identifiable net assets (IFRS 3.19), this interest is presented on a provisional basis at CPC Aeroportos' historical carrying amount — a deficit of Ps.479,538 as of June 30, 2026 — pending completion of the fair value measurement, and no separate transaction accounting adjustment has been recorded. See Note 3(iii).

4 (A5).	Fair value adjustments. No step-up has been recognized on the airport concession intangible assets or on the liabilities identified in Note 3(vi), and no related deferred tax has been recognized. The fair value measurements required by IFRS 3 have not yet been completed and may result in material adjustments to the balances currently reflected in these unaudited pro forma financial statements. Once determined, the step-up will increase intangible assets and deferred tax liabilities in the statement of financial position and potentially, will give rise to incremental amortization over the remaining term of each concession in the statement of income.

4 (A6).	Transaction costs. Acquisition-related transaction costs that are not financing costs are expensed as incurred under IFRS 3.53 and do not form part of the consideration transferred or goodwill. As substantially all such costs had already been recognized in the historical financial statements, no material additional adjustment was required, other than the amounts described in Note 5(A2).

4 (A7).	Foreign currency translation. Reflects the application of IAS 21 as described in Note 7. Goodwill and any fair value adjustments are recognized as assets and liabilities of the foreign operation and translated at the closing rate; subsequent translation differences are recognized in other comprehensive income.

4 (B1).	Acquisition financing. On August 14, 2026, the Issuer, as borrower, and ASUR, as guarantor, entered into the U.S.$1,299 million CPC Bridge Facility. At the Closing Date, the Issuer drew U.S.$1,230 million under the CPC Bridge Facility to fund the purchase price and related costs. The financing adjustment reflects the U.S.$1,230 million actually drawn, recognized net of the directly attributable issuance costs described in Note 4(B2) at an initial carrying amount of Ps.21,290,338 as of June 30, 2026, translated at the USD/MXN closing rate at that date. The facility matures on November 5, 2027 and has no scheduled amortization, with the outstanding principal due in full at maturity, subject to contractual prepayment provisions. Because the facility matures more than twelve months after the balance sheet date presented, the liability has been classified as a non-current bank loan.

4 (B2).	Debt issuance costs. The financing adjustment includes costs that are directly attributable to the U.S.$1,230 million drawn under the CPC Bridge Facility described in Note 4(B1), estimated at U.S.$11,271 thousand (approximately 0.92% of the principal). These costs are netted against the carrying amount of the financial liability, which is presented within bank loans in the pro forma statement of financial position, and are subsequently recognized using the effective interest method in accordance with IFRS 9; a straight-line amortization over the tenor of the facility has been used as a proxy for the effective interest method. The resulting amortization forms part of the pro forma finance cost described in Note 5(B1), and its income tax effect is described in Note 5(B2). Acquisition-related costs that are not directly attributable to the financing are accounted for separately under IFRS 3.53 as described in Note 4(A6).

NOTE 5 - ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

5 (A1).	Incremental amortization. No adjustment has been recognized because the fair value step-up on the airport concession intangible assets has not been determined. Once determined, incremental amortization will be recognized within the cost of aeronautical and non-aeronautical services over the remaining term of each concession, together with the related deferred tax effect.

5 (A2).	Transaction costs. Total acquisition-related transaction costs are estimated at U.S.$1,631 equivalent to Ps.33,459 using the exchange rate as of January 1, 2025, consistent with the pro forma assumption that the Acquisition had been consummated on that date. These costs primarily include legal advisory, due diligence and other professional services directly related to the Acquisition, excluding financing-related costs. Of this total, U.S.$1,547 (Ps.28,229) had already been recognized in the historical financial statements of ASUR and/or CPC Aeroportos, as applicable, as of the respective historical reporting dates. The remaining costs expected to be incurred after the Closing Date are not material. These costs are non-recurring and are not expected to have a continuing impact on the combined results.

5 (A3).	Non-controlling interests. No adjustment has been recognized in the allocation of pro forma net income between controlling and non-controlling interests. The non-controlling interests presented are the same non-controlling interests already reflected in the historical results of ASUR and of CPC Aeroportos, and the transaction accounting adjustments in columns (A) and (B) have been allocated in full to the controlling interests because they arise at the level of the Issuer. The allocation will be revisited once the ownership structure of each CPC Aeroportos concession and the fair value of the non-controlling interests have been established. See Note 4(A4).

5 (B1).	Pro forma finance cost. The pro forma finance cost is based on the U.S.$1,230 million drawn under the CPC Bridge Facility and comprises interest accrued for the period plus the amortization of the directly attributable issuance costs described in Note 4(B2). It amounts to Ps.1,492,639 for the year ended December 31, 2025 and Ps.756,920 for the six months ended June 30, 2026, and is presented as an increase in interest expense.

The CPC Bridge Facility bears interest at Term SOFR plus a contractual Applicable Margin that increases in 90-day blocks from 125 basis points per annum beginning on the Closing Date to 250 basis points per annum from day 451 through the Maturity Date. Consistent with the pro forma assumption that the financing was in place from the beginning of each period presented, the contractual margin schedule was applied from the beginning of each respective period, resulting in weighted average margins of approximately 163.1 basis points for the year ended December 31, 2025 and 137.4 basis points for the six months ended June 30, 2026. Interest is computed on an Actual/360 basis.

The annual interest rates applied were 3.76% for the year ended December 31, 2025 and 3.76% for the six months ended June 30, 2026, calculated as Term SOFR plus a weighted average contractual Applicable Margin. For purposes of the pro forma adjustments, the CPC Bridge Facility is assumed to have been entered into on January 1, 2025, and the contractual Applicable Margin is applied on a continuous basis from that assumed inception date across all periods presented. Under the CPC Bridge Facility, the Applicable Margin increases in successive 90-day increments, starting at 125 basis points per annum for the first 90 days and stepping up periodically to 250 basis points per annum from day 451 through maturity. Accordingly, the weighted average Applicable Margin for each pro forma period reflects the applicable contractual step-ups based on the number of days elapsed since January 1, 2025, without resetting the Applicable Margin at the beginning of the 2026 interim period. The adjustment reflects the financing as if it had been in place at the beginning of each period presented and does not duplicate financing costs already recognized in the historical information. The financing adjustment also includes the foreign exchange effect of translating the U.S. dollar-denominated facility into Mexican pesos, determined by reference to the USD/MXN rates at the beginning and at the end of each period presented, which results in a foreign exchange gain of Ps.3,145,725 for the year ended December 31, 2025 and of Ps.1,119,423 for the six months ended June 30, 2026. As required by SEC Financial Reporting Manual 3260.1, the following table presents the estimated effect of a hypothetical 12.5 basis point (1/8%) increase or decrease in the assumed Term SOFR rate — holding the contractual Applicable Margin, day-count convention, floor and absence of a credit spread adjustment constant — on pro forma finance cost, pro forma net income attributable to controlling interests and pro forma basic and diluted earnings per share, for each period presented:

	Year ended Dec 31, 2025	Six months ended Jun 30, 2026
Effect on pro forma finance cost (before income tax)	30,254	13,733
Effect on pro forma net income attributable to controlling interests (net of income tax)	21,178	9,613
Effect on pro forma basic and diluted earnings per share	0.071	0.032

5 (B2).	Tax effect of the adjustments. Reflects the income tax effect of the financing adjustments described in Note 5(B1), comprising the pro forma finance cost and the foreign exchange effect on the CPC Bridge Facility, computed at the 30% Mexican statutory rate. The net amount recognized is an increase in income tax of Ps.495,926 for the year ended December 31, 2025 and of Ps.108,751 for the six months ended June 30, 2026. The deductibility of interest remains subject to the limitation in Article 28, section XXXII of the Mexican Income Tax Law (30% of adjusted taxable income), which has not been modeled.

NOTE 6 - EARNINGS PER SHARE

No equity instruments were issued in connection with the Acquisition. Accordingly, the Acquisition had no impact on the weighted average number of shares outstanding, and no pro forma adjustment to the weighted average number of shares is required. ASUR had 300,000,000 weighted average shares outstanding for the historical periods presented. Pro forma basic and diluted earnings per share have been computed by dividing pro forma net income attributable to controlling interests by 300,000,000 shares, resulting in Ps.41.207 for the year ended December 31, 2025 and Ps.18.256 for the six months ended June 30, 2026.

NOTE 7 - SIGNIFICANT ASSUMPTIONS, LIMITATIONS AND MATTERS PENDING COMPLETION

The following matters were outstanding at the date of this exhibit and are expected to affect the amounts presented, in certain cases materially:

a.	Periods presented. The CPC Aeroportos historical information for the year ended December 31, 2025 has been sourced from the CPC audited consolidated financial statements included as Exhibit 99.2 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026, and the CPC Aeroportos historical information as of and for the six months ended June 30, 2026 has been sourced from the CPC unaudited consolidated interim financial information, which was subject to a review in accordance with International Standard on Review Engagements 2410, included as Exhibit 99.3 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2026. In each case, the financial information is presented in Mexican pesos.

b.	Exchange rate at the acquisition date. The consideration has been translated from its U.S. dollar equivalent at the USD/MXN closing rate at the balance sheet date presented — 17.4693 at June 30, 2026. The translation of the CPC Aeroportos historical columns uses the closing rate for the statement of financial position and the average rate for the period for the statement of income; those rates, and the BRL/MXN closing rate at September 1, 2026, have been determined by reference to the closing and average rates published for the respective periods. See Note 3(ii).

c.	Terms of the acquisition financing. The CPC Bridge Facility has a committed amount of U.S.$1,299 million and was entered into on August 14, 2026. At the Closing Date, the Issuer drew U.S.$1,230 million under the facility. The pro forma adjustments reflect that drawdown and issuance costs of U.S.$11,271 thousand. The facility bears interest at Term SOFR plus the contractual Applicable Margin described in Note 5(B1), computed on an Actual/360 basis, and matures on November 5, 2027 with no scheduled amortization. The contractual margin schedule, day-count convention, 0% Term SOFR floor and absence of a credit spread adjustment are fixed terms of the CPC Bridge Facility. The Interest Period tenor elected and the corresponding Term SOFR fixing are those set out in the executed borrowing and rate-setting documentation. See Notes 4(B1), 4(B2) and 5(B1).

d.	Fair value measurements and preliminary goodwill. The fair values of the airport concession intangible assets, the relevant liabilities and the non-controlling interests have not been finalized. The identifiable assets acquired and liabilities assumed have therefore been reflected at the carrying amounts included in CPC Aeroportos’ historical financial information. Accordingly, the goodwill currently presented is preliminary and has been determined based on the consideration transferred, the carrying amounts of the identifiable net assets acquired and the non-controlling interests. The preliminary goodwill will be updated upon completion of the fair value measurements required by IFRS 3. See Notes 3 and 4(A5).

e.	Post-closing adjustments. Any purchase price adjustment arising after the Closing Date and any measurement-period adjustment under IFRS 3 will be reflected in accordance with IFRS 3, including through retrospective adjustment of provisional amounts when required.

NOTE 8 - RECLASSIFICATIONS

The historical financial information of CPC Aeroportos has been reclassified in order to conform its presentation to the financial statement captions and the presentation used by ASUR in its consolidated financial statements. The "CPC Aeroportos As reclassified (Note 8)" column of each of the unaudited pro forma condensed combined financial statements presents the financial information of CPC Aeroportos after giving effect to the reclassifications described in this note. The "CPC Aeroportos historical" column of each of the tables below presents the historical financial information of CPC Aeroportos using the captions and amounts included in its financial statements.

These are reclassifications for presentation purposes only. They do not change the historical financial information of CPC Aeroportos for any period presented, and the reclassification column of the statement of financial position table below nets to nil. In the statement of profit or loss tables, each reclassified line nets to nil; the reclassification column as a whole does not, because the CPC Aeroportos historical and CPC Aeroportos as reclassified columns follow different sign conventions for costs, expenses and income tax, as described following those tables. The transaction accounting adjustments arising from the Acquisition and from the related financing are presented separately in columns (A) and (B) of the unaudited pro forma condensed combined financial statements and are described in Notes 4 and 5.

The reclassifications have been determined on a preliminary basis. Upon completion of the review of the accounting policies and of the presentation of the Business described in Note 2, additional reclassifications may be identified and the final presentation may differ from the presentation reflected herein.

The following tables present the reclassifications made to CPC Aeroportos’ historical financial information solely to conform its presentation to ASUR’s financial statement presentation. For each reclassification, the tables identify the originating CPC Aeroportos financial statement caption, the corresponding ASUR financial statement caption, the amount reclassified and the resulting balance. The numbered explanations following the tables describe the nature and purpose of each material reclassification. These reclassifications are presentation adjustments only and do not constitute transaction accounting adjustments.

(a) Statement of financial position as of June 30, 2026

	CPC Aeroportos historical	Reclassifications	Ref.	CPC Aeroportos as reclassified
ASSETS
Current assets:
Cash and cash equivalents	2,501,520	—		2,501,520
Financial investments - restricted cash account	247,556	(247,556)	(1)	—
Restricted cash and cash equivalents	—	247,556	(1)	247,556
Financial investments	542,602	—		542,602
Accounts receivable	890,843	(890,843)	(3)	—
Accounts receivable with related parties	1,021	(1,021)	(3)	—
Accounts receivable – Net	—	891,864	(3)	891,864
Recoverable taxes	403,916	(403,916)	(5)	—
Advances to suppliers	4,560	(4,560)	(5)	—
Inventories	78,052	—		78,052
Dividends and interest on capital	215,349	(215,349)	(3)	—
Receivable from third parties	—	215,349	(3)	215,349
Prepaid expenses and other credits	204,085	(204,085)	(5)	—
Other assets	—	612,561	(5)	612,561
Total current assets	5,089,504	—		5,089,504
Non-current assets:
Financial investments - restricted cash account	383,869	(383,869)	(2)	—
Investments in securities	—	383,869	(2)	383,869
Accounts receivable	2,228	(2,228)	(4)	—
Inventories	48,369	(48,369)	(6)	—
Recoverable taxes	270,559	(270,559)	(6)	—
Prepaid expenses and other credits	9,400	(9,400)	(6)	—
Other non-current assets	—	330,556	(4), (6)	330,556
Property, plant and equipment	165,110	(165,110)	(7)	—
Right of use in lease	3,171	(3,171)	(7)	—
Land, furniture and equipment – Net	—	168,281	(7)	168,281
Infrastructure under construction	1,649,973	(1,649,973)	(7)	—
Intangible assets	29,970,121	(29,970,121)	(7)	—
Intangible assets, airport concessions and goodwill – Net	—	31,620,094	(7)	31,620,094
Deferred income tax and social security contribution	3,018,409	(3,018,409)	(*)	—
Deferred income tax asset	—	3,018,409	(*)	3,018,409
Investments	1,425,551	(1,425,551)	(*)	—
Investment accounted for using the equity method	—	1,425,551	(*)	1,425,551
Total assets	42,036,264	—		42,036,264
LIABILITIES AND EQUITY
Current liabilities:
Loans and financing	178,028	(178,028)	(*)	—
Bank loans	—	178,028	(*)	178,028
Debentures	255,329	(255,329)	(8)	—
Short term debt	—	255,329	(8)	255,329
Lease liabilities	3,030	—		3,030
Income tax and social security contribution	18,659	(18,659)	(10)	—
Income tax payable	—	18,659	(10)	18,659
Suppliers	424,692	(424,692)	(11)	—
Taxes and contributions payable	275,699	(275,699)	(11)	—
Social, labor, and pension obligations	213,788	(213,788)	(11)	—
Suppliers and accounts payable to related parties	425,372	(425,372)	(11)	—
Dividends and interest on capital	128,905	(128,905)	(11)	—
Obligations to be fulfilled	18,092	(18,092)	(11)	—
Deferred revenue	23,947	(23,947)	(11)	—
Other obligations	98,382	(98,382)	(11)	—
Obligations with the Concession Grantors	490,192	—		490,192
Accounts payable and accrued expenses	—	1,608,877	(11)	1,608,877
Total current liabilities	2,554,115	—		2,554,115
Non-current liabilities:
Loans and financing	4,565,221	(4,565,221)	(*)	—
Bank loans	—	4,565,221	(*)	4,565,221
Debentures	15,920,148	(15,920,148)	(9)	—
Long-term debt	—	15,920,148	(9)	15,920,148
Lease liabilities	212	—		212
Deferred income tax and social security contribution	169,889	(169,889)	(12)	—
Deferred income tax	—	169,889	(12)	169,889
Suppliers	3,869	(3,869)	(12)	—
Taxes and contributions payable	468	(468)	(12)	—
Social, labor, and pension obligations	61,237	(61,237)	(13)	—
Employee benefits obligations	—	61,237	(13)	61,237
Provision for civil, labor, social security, tax, and contractual risks	28,413	(28,413)	(12)	—
Deferred revenue	53,273	(53,273)	(12)	—
Other obligations	170,512	(170,512)	(12)	—
Obligations with the Concession Grantors	9,144,806	—		9,144,806
Accounts payable and accrued expenses	—	256,535	(12)	256,535
Total non-current liabilities	30,118,048	—		30,118,048
Total liabilities				32,672,163
Equity:
Share capital	16,864,204	(16,864,204)	(15)	—
Capital reserves	17,203	386,240	(14)	403,443
Profit reserves	386,240	(386,240)	(14)	—
Proposed additional dividend	—	—		—
Equity valuation adjustment	(7,537,329)	7,537,329	(15)	—
Capital stock	—	16,864,204	(15)	16,864,204
Other comprehensive loss	—	(7,537,329)	(15)	(7,537,329)
Accumulated profits and losses	113,321	(113,321)	(*)	—
Retained earnings	—	113,321	(*)	113,321
Controlling interest				9,843,639
Non-controlling interests (NCI)	(479,538)	479,538	(*)	—
Non-controlling interest	—	(479,538)	(*)	(479,538)
Total equity	9,364,101	—		9,364,101
Total liabilities and equity	42,036,264	—		42,036,264

The reclassifications presented above are described below:

(1) Financial investments (current). Current financial investments - restricted cash account of Ps.247,556 are reclassified to restricted cash and cash equivalents, the caption used by ASUR for these balances.

(2) Investments in securities (non-current). Reclassification of non-current financial investments - restricted cash account of Ps.383,869 to investments in securities within non-current assets, which is the caption used by ASUR for financial investments not classified as cash equivalents.

(3) Receivables (current). Reclassification of current accounts receivable of Ps.890,843 and accounts receivable with related parties of Ps.1,021, for a total of Ps.891,864, to accounts receivable – Net. Reclassification of dividends and interest on capital of Ps.215,349 to receivable from third parties, which is the caption used by ASUR for these balances.

(4) Receivables (non-current). Non-current accounts receivable of Ps.2,228 are retained within non-current assets and reclassified to other non-current assets, since ASUR presents accounts receivable – Net only within current assets.

(5) Other assets (current). Reclassification of current recoverable taxes of Ps.403,916, advances to suppliers of Ps.4,560 and prepaid expenses and other credits of Ps.204,085, for a total of Ps.612,561, to other assets, the caption used by ASUR for these items within current assets.

(6) Other non-current assets. Reclassification of non-current inventories of Ps.48,369, non-current recoverable taxes of Ps.270,559 and non-current prepaid expenses and other credits of Ps.9,400, which together with the non-current accounts receivable described in (4) total Ps.330,556, to other non-current assets, consistent with the non-current classification of these balances in CPC Aeroportos’ historical financial information.

(7) Property, equipment and concession intangible assets (non-current). Reclassification of property, plant and equipment of Ps.165,110 and right of use in lease of Ps.3,171, for a total of Ps.168,281, to land, furniture and equipment – Net, consistent with ASUR’s presentation of right-of-use assets within the class of the related underlying asset. Reclassification of intangible assets of Ps.29,970,121 and infrastructure under construction of Ps.1,649,973, for a total of Ps.31,620,094, to intangible assets, airport concessions and goodwill – Net, consistent with ASUR’s presentation of improvements to concession assets in progress within the airport concession intangible assets recognized under IFRIC 12.

(8) Debentures (current). Reclassification of current debentures of Ps.255,329 to short term debt, the caption used by ASUR for current debt instruments other than bank loans.

(9) Debentures (non-current). Reclassification of non-current debentures of Ps.15,920,148 to long-term debt, the caption used by ASUR for non-current debt instruments other than bank loans.

(10) Income tax payable (current). Reclassification of income tax and social security contribution of Ps.18,659 to income tax payable, consistent with ASUR’s caption.

(11) Trade and other payables (current). Reclassification to accounts payable and accrued expenses (current) of Ps.1,608,877, comprising suppliers of Ps.424,692, taxes and contributions payable of Ps.275,699, social, labor and pension obligations of Ps.213,788, suppliers and accounts payable to related parties of Ps.425,372, dividends and interest on capital payable of Ps.128,905, obligations to be fulfilled of Ps.18,092, deferred revenue of Ps.23,947 and other obligations of Ps.98,382, all of which are classified as current.

(12) Trade and other payables and deferred income tax (non-current). Reclassification of deferred income tax and social security contribution of Ps.169,889 to deferred income tax, presented separately in accordance with IAS 1.54(o). Reclassification to accounts payable and accrued expenses (non-current) of Ps.256,535, comprising suppliers of Ps.3,869, taxes and contributions payable of Ps.468, provisions for civil, labor, social security, tax and contractual risks of Ps.28,413, deferred revenue of Ps.53,273 and other obligations of Ps.170,512, all of which are classified as non-current, consistent with the original maturity of these balances.

(13) Employee benefits obligations (non-current). Reclassification of non-current social, labor and pension obligations of Ps.61,237 to employee benefits obligations, which is the caption used by ASUR for this type of obligation.

(14) Capital reserves. Reclassification of profit reserves of Ps.386,240, which comprise the legal reserve of Ps.25,568 and the profit retention reserve of Ps.360,672 appropriated from CPC Aeroportos’ earnings, to capital reserves, which is the caption used by ASUR for reserves within equity.

(15) Capital stock and other comprehensive loss. Reclassification of share capital of Ps.16,864,204 to capital stock. The equity valuation adjustment of Ps.(7,537,329), which comprises the cumulative foreign currency translation adjustments of CPC Aeroportos’ foreign operations recognized in other comprehensive income, is reclassified to other comprehensive loss, the caption used by ASUR for these items.

(*) Captions presented by CPC Aeroportos under a name that differs from ASUR’s corresponding caption: deferred income tax and social security contribution, investments, loans and financing, accumulated profits and losses and non-controlling interests (NCI). These balances are presented in full under the corresponding ASUR caption (deferred income tax asset, investment accounted for using the equity method, bank loans, retained earnings and non-controlling interest, respectively), without any change in their nature, amount or current or non-current classification.

The reclassifications described above do not change the historical total assets of Ps.42,036,264, total liabilities of Ps.32,672,163 or total equity of Ps.9,364,101 of CPC Aeroportos as of June 30, 2026. No amounts have been reclassified between current and non-current assets or between current and non-current liabilities; the current or non-current classification of each balance is the same as that presented in CPC Aeroportos’ historical financial information.

(b) Statement of profit or loss for the year ended December 31, 2025

	CPC Aeroportos historical	Reclassifications	Ref.	CPC Aeroportos as reclassified
Revenue:
Net operating revenue	9,637,991	(9,637,991)	(16), (17)	—
Aeronautical services	—	7,678,930	(16)	7,678,930
Non-aeronautical services	—	437,757	(17)	437,757
Construction services	—	1,521,304	(16)	1,521,304
Total revenue				9,637,991
Costs of services provided	(5,589,093)
Cost of aeronautical and non-aeronautical services	—	4,067,789	(18)	4,067,789
Cost of construction services	—	1,521,304	(18)	1,521,304
Construction costs	(1,521,304)	1,521,304	(18)	—
Services	(1,392,517)	1,392,517	(18)	—
Grant cost	(384,813)	384,813	(18)	—
Depreciation and amortization	(786,464)	786,464	(18)	—
Personnel costs	(984,377)	984,377	(18)	—
Materials, equipment and vehicles	(157,813)	157,813	(18)	—
Other	(361,805)	361,805	(18)	—
Gross profit	4,048,898
Operating expenses	(859,504)
Administrative and general expenses
Administrative expenses	—	859,504	(19)	859,504
Personnel expenses	(466,970)	466,970	(19)	—
Services	(163,055)	163,055	(19)	—
Materials, equipment and vehicles	(19,314)	19,314	(19)	—
Depreciation and amortization	(26,667)	26,667	(19)	—
Non-deductible expenses, provisions and fines	319	(319)	(19)	—
Advertising campaigns and events, fairs and newsletters	(52,445)	52,445	(19)	—
Rouanet Law, audiovisual, sports and other incentives	(7,408)	7,408	(19)	—
(Provision) reversal for civil, labor, social security, and contractual risks	72	(72)	(19)	—
Travels and lodging expenses	(18,431)	18,431	(19)	—
Water, electricity, telephone, internet and gas	(1,129)	1,129	(19)	—
Legal and judicial expenses	(4,868)	4,868	(19)	—
Contributions to trade unions and class associations	(6,691)	6,691	(19)	—
Taxes, fees and notary fees	(10,917)	10,917	(19)	—
Property rentals and condominiums	(4,703)	4,703	(19)	—
(Allowance) reversal for expected credit losses – accounts receivable	5,551	(5,551)	(19)	—
Other operating expenses	(82,848)	82,848	(19)	—
Total operating costs and expenses				6,448,597
Operating profit				3,189,394
Equity accounted-investees	588,424	(588,424)	(*)	—
Profit before financial result	3,777,818
Comprehensive financing result:
Interest income	—	394,219	(20)	394,219
Interest expense	—	(3,425,141)	(21)	(3,425,141)
Exchange income on foreign currency	—	9,413	(22)	9,413
Exchange loss on foreign currency	—	(6,488)	(22)	(6,488)
Net finance costs	(3,027,997)
Financial expenses	(3,431,629)	3,431,629	(21), (22)	—
Financial revenues	403,632	(403,632)	(20), (22)	—
Comprehensive financing result				(3,027,997)
Share of results of investments accounted for using the equity method	—	588,424	(*)	588,424
Profit before income tax and social contribution	749,821
Net income before income taxes				749,821
Current and deferred income tax and social security contribution	(118,502)	118,502	(*)	—
Income tax	—	118,502	(*)	118,502
Profit for the year	631,319
Net income for the year				631,319

(c) Statement of profit or loss for the six months ended June 30, 2026

	CPC Aeroportos historical	Reclassifications	Ref.	CPC Aeroportos as reclassified
Revenue:
Net operating revenue	5,022,122	(5,022,122)	(16), (17)	—
Aeronautical services	—	4,002,171	(16)	4,002,171
Non-aeronautical services	—	225,560	(17)	225,560
Construction services	—	794,391	(16)	794,391
Total revenue				5,022,122
Costs of services provided	(3,074,672)
Cost of aeronautical and non-aeronautical services	—	2,280,281	(18)	2,280,281
Cost of construction services	—	794,391	(18)	794,391
Construction costs	(794,391)	794,391	(18)	—
Services	(724,331)	724,331	(18)	—
Grant cost	(224,008)	224,008	(18)	—
Depreciation, amortization, and impairment	(558,643)	558,643	(18)	—
Personnel costs	(505,452)	505,452	(18)	—
Materials, equipment and vehicles	(76,290)	76,290	(18)	—
Other	(191,557)	191,557	(18)	—
Gross profit	1,947,450
Operating expenses	(369,761)
Administrative and general expenses
Administrative expenses	—	369,761	(19)	369,761
Personnel expenses	(235,463)	235,463	(19)	—
Services	(120,084)	120,084	(19)	—
Materials, equipment and vehicles	(12,814)	12,814	(19)	—
Depreciation and amortization	(14,777)	14,777	(19)	—
Non-deductible expenses, provisions and fines	(542)	542	(19)	—
Advertising campaigns and events, fairs and newsletters	(18,207)	18,207	(19)	—
Rouanet Law, audiovisual, sports and other incentives	—	—	(19)	—
(Provision) reversal for civil, labor, social security, and contractual risks	71,503	(71,503)	(19)	—
Travels and lodging expenses	(6,932)	6,932	(19)	—
Water, electricity, telephone, internet and gas	(708)	708	(19)	—
Legal and judicial expenses	(288)	288	(19)	—
Contributions to trade unions and class associations	(2,546)	2,546	(19)	—
Taxes, fees and notary fees	(1,481)	1,481	(19)	—
Property rentals and condominiums	(2,424)	2,424	(19)	—
(Allowance) reversal for expected credit losses – trade receivables	3,993	(3,993)	(19)	—
Other operating expenses	(28,991)	28,991	(19)	—
Total operating costs and expenses				3,444,433
Operating profit				1,577,689
Equity accounted-investees	256,185	(256,185)	(*)	—
Income before financial result	1,833,874
Comprehensive financing result:
Interest income	—	197,955	(20)	197,955
Interest expense	—	(2,017,050)	(21)	(2,017,050)
Exchange income on foreign currency	—	2,109	(22)	2,109
Exchange loss on foreign currency	—	—		—
Net finance costs	(1,816,986)
Financial expenses	(2,016,365)	2,016,365	(21), (22)	—
Financial revenues	199,379	(199,379)	(20), (22)	—
Comprehensive financing result				(1,816,986)
Share of results of investments accounted for using the equity method	—	256,185	(*)	256,185
Profit before income tax and social contribution	16,888
Net income before income taxes				16,888
Current and deferred income tax and social security contribution	24,855	(24,855)	(*)	—
Income tax	—	(24,855)	(*)	(24,855)
Profit for the period	41,743
Net income for the period				41,743

CPC Aeroportos presents revenue and expense captions that differ from those used by ASUR and presents its statement of profit or loss by nature, whereas ASUR presents its statement of comprehensive income by expense function. The same reclassifications have been applied to both periods presented and are described below; amounts are shown for the year ended December 31, 2025 and for the six months ended June 30, 2026, respectively. Amounts in the CPC Aeroportos historical column are presented with the signs used in CPC Aeroportos’ issued statements of profit or loss, in which costs, expenses and income tax expense are presented as negative amounts and reversals of provisions and allowances are presented as positive amounts. Amounts in the CPC Aeroportos as reclassified column are presented consistent with ASUR’s presentation, in which costs, operating expenses and income tax are presented as positive amounts deducted in arriving at net income, and the components of the comprehensive financing result are presented with their own sign.

(16) Net operating revenue — aeronautical and construction services. CPC Aeroportos presents its revenue in a single caption, net operating revenue, in its statement of profit or loss. Based on the breakdown of net operating revenue disclosed in Note 18 to CPC Aeroportos’ financial statements, airport revenue of Ps.7,678,930 and Ps.4,002,170, which comprises the regulated tariff revenue of the concessions and corresponds to ASUR’s aeronautical services caption, is reclassified to aeronautical services, and construction revenues (IFRIC 12) of Ps.1,521,304 and Ps.794,391 are reclassified to construction services. For the six months ended June 30, 2026, net operating revenue presented in CPC Aeroportos’ statement of profit or loss (Ps.5,022,122) differs by Ps.1 from the total of the breakdown disclosed in its Note 18 (Ps.5,022,121) due to rounding; this difference has been included in aeronautical services, which amount to Ps.4,002,171.

(17) Net operating revenue — other revenue. Reclassification from net operating revenue, based on the same breakdown, of accessory revenues of Ps.387,964 and Ps.187,519, rebalancing revenue of Ps.20,738 and nil, and revenue from services provided among related parties of Ps.29,055 and Ps.38,041, for a total of Ps.437,757 and Ps.225,560, to non-aeronautical services.

(18) Costs of services provided. Reclassification of services, grant cost, depreciation and amortization (depreciation, amortization, and impairment for the six months ended June 30, 2026), personnel costs, materials, equipment and vehicles and other, for a total of Ps.4,067,789 and Ps.2,280,281, to cost of aeronautical and non-aeronautical services, consistent with ASUR’s presentation of operating costs by function. Construction costs of Ps.1,521,304 and Ps.794,391 are reclassified to cost of construction services. The allocation between ASUR’s cost captions and administrative expenses follows the function assigned by CPC Aeroportos in its issued statements of profit or loss: all line items presented within costs of services provided are reclassified to cost of aeronautical and non-aeronautical services or cost of construction services, and all line items presented within operating expenses (administrative and general expenses) are reclassified to administrative expenses (see (19)). No amounts have been reallocated between functions, and the same mapping has been applied to both periods presented.

(19) Operating expenses — administrative and general expenses. Reclassification of personnel expenses; services; materials, equipment and vehicles; depreciation and amortization; non-deductible expenses, provisions and fines; advertising campaigns and events, fairs and newsletters; Rouanet Law, audiovisual, sports and other incentives; (provision) reversal for civil, labor, social security, and contractual risks; travels and lodging expenses; water, electricity, telephone, internet and gas; legal and judicial expenses; contributions to trade unions and class associations; taxes, fees and notary fees; property rentals and condominiums; (allowance) reversal for expected credit losses; and other operating expenses, which CPC Aeroportos presents within operating expenses for a total of Ps.(859,504) and Ps.(369,761), to administrative expenses. (Provision) reversal for civil, labor, social security, and contractual risks of Ps.72 and Ps.71,503 and (allowance) reversal for expected credit losses of Ps.5,551 and Ps.3,993 represent net reversals in both periods and are therefore presented as positive amounts in the CPC Aeroportos historical column, consistent with CPC Aeroportos’ issued statements of profit or loss.

(20) Financial revenues. CPC Aeroportos presents financial revenues in a single caption in its statement of profit or loss, amounting to Ps.403,632 and Ps.199,379. Based on the breakdown disclosed in Note 19 to its financial statements, earnings on financial investments of Ps.327,115 and Ps.146,627 and interest and other financial revenues of Ps.67,104 and Ps.51,328, for a total of Ps.394,219 and Ps.197,955, are reclassified to interest income. The exchange-rate variation on foreign suppliers included in financial revenues is described in (22).

(21) Financial expenses. CPC Aeroportos presents financial expenses in a single caption in its statement of profit or loss, amounting to Ps.(3,431,629) and Ps.(2,016,365). Based on the breakdown disclosed in Note 19 to its financial statements, interest on loans, financing, debentures and commercial notes, inflation adjustments on those instruments and on the obligations with the concession grantors, present-value adjustments on the obligations with the concession grantors and on lease liabilities, losses on derivative transactions and fees, commissions and other financial expenses, in each case net of capitalized borrowing costs of Ps.155,767 and Ps.40,703, for a total of Ps.3,425,141 and Ps.2,017,050, are reclassified to interest expense, the caption used by ASUR for its financing costs. Capitalized borrowing costs are presented net within financial expenses in CPC Aeroportos’ issued statements of profit or loss (Note 19), in accordance with IAS 23, and agree with the capitalization of borrowing costs presented in its statements of cash flows. The exchange-rate variation on foreign suppliers included in financial expenses is described in (22).

(22) Foreign exchange results. Reclassification of the exchange-rate variation on foreign suppliers, which CPC Aeroportos presents within financial revenues and financial expenses, to exchange income on foreign currency and exchange loss on foreign currency, according to whether it represents a gain or a loss. For the year ended December 31, 2025, these amounts comprise a gain of Ps.9,413 and a loss of Ps.(6,488). For the six months ended June 30, 2026, they comprise a gain of Ps.1,424 presented within financial revenues and a net credit of Ps.685 presented within financial expenses, both of which are presented within exchange income on foreign currency for a total of Ps.2,109.

(*) Captions presented by CPC Aeroportos under a name that differs from ASUR’s corresponding caption: equity accounted-investees and current and deferred income tax and social security contribution. These amounts are presented in full under the corresponding ASUR captions, share of results of investments accounted for using the equity method and income tax, respectively. CPC Aeroportos includes its equity accounted-investees within profit before financial result, whereas ASUR presents it after the comprehensive financing result; accordingly, it is presented after that result in the CPC Aeroportos as reclassified column.

The reclassifications described above do not change CPC Aeroportos’ historical net operating revenue of Ps.9,637,991 and Ps.5,022,122, costs of services provided of Ps.(5,589,093) and Ps.(3,074,672), gross profit of Ps.4,048,898 and Ps.1,947,450, operating expenses of Ps.(859,504) and Ps.(369,761), equity accounted-investees of Ps.588,424 and Ps.256,185, profit before financial result of Ps.3,777,818 and Ps.1,833,874, net finance costs of Ps.(3,027,997) and Ps.(1,816,986), or profit for the year and for the period of Ps.631,319 and Ps.41,743, for the year ended December 31, 2025 and for the six months ended June 30, 2026, respectively.

Depreciation and amortization. CPC Aeroportos’ historical depreciation and amortization expense amounted to Ps.813,131 for the year ended December 31, 2025 and Ps.573,420 for the six months ended June 30, 2026. These amounts are included within operating costs and expenses in the unaudited pro forma condensed combined statements of income.